UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

First Majestic Silver Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

32076V103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d–1(b)

☐ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 4

CUSIP No. 32076V103

(1)	Names of reporting persons UBS Group AG directly and on behalf of certain subsidiaries
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 11,295,133
	(7)	Sole dispositive power
	(8)	Shared dispositive power 11,295,133

(9)	Aggregate amount beneficially owned by each reporting person 11,295,133
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.40%
(12)	Type of reporting person (see instructions) BK

SCHEDULE 13G	Page 3 of 4

Item 1(a)	Name of issuer: First Majestic Silver Corp.

Item 1(b)	Address of issuer’s principal executive offices:

925 West Georgia Street

Suite 1800

Vancouver, British Columbia V6C 3L2

Canada

2(a) Name of person filing:

UBS Group AG

2(b) Address or principal business office or, if none, residence:

UBS Group AG

Bahnhofstrasse 45

PO Box CH-8098

2(c) Citizenship:

Switzerland

2(d) Title of class of securities:

Common Shares, no par value

2(e) CUSIP No.:

32076V103

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 11,295,133.

(b) Percent of class: 5.40%.

SCHEDULE 13G	Page 4 of 4

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote _________.

(ii) Shared power to vote or to direct the vote 11,295,133.

(iii) Sole power to dispose or to direct the disposition of _________.

(iv) Shared power to dispose or to direct the disposition of 11,295,133.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This statement on Schedule 13G is being filed by UBS Group AG on behalf of itself and its wholly owned subsidiaries: UBS AG London Branch, UBS Europe SE, UBS Securities Canada Inc., UBS Switzerland AG, UBS Securities LLC, and UBS Financial Services Inc.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/11/2020	Signature:	/s/ Jennifer Sator
	Name:	Jennifer Sator
	Title:	Director

Date: 2/11/2020	Signature:	/s/ Rollins Simmons
	Name:	Rollins Simmons
	Title:	Authorized Signatory